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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM N-8F

        APPLICATION PURSUANT TO SECTION 8(f) OF THE INVESTMENT COMPANY
          ACT OF 1940 (the "Act") AND RULE 8f-1 THEREUNDER FOR ORDER
                             DECLARING THAT COMPANY
                     HAS CEASED TO BE AN INVESTMENT COMPANY


I.   GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

     [_]  MERGER

     [X]  Liquidation

     [_]  ABANDONMENT OF REGISTRATION
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [_]  Election of status as a BUSINESS DEVELOPMENT COMPANY
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.   Name of fund:

     Pegasus Variable Funds

3.   Securities and Exchange Commission File No.: 811-8854

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X]  Initial Application           [_]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

     NBD Bank
     c/o Banc One Investment Advisors Corporation
     1111 Polaris Parkway, P.O. Box 710211
     Columbus, OH 43271-0211
     (Attn:  Beverly J. Langley)
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6.   Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

     Michael E. Dresnin
     Drinker Biddle & Reath LLP
     One Logan Square
     18/th/ & Cherry Streets
     Philadelphia, PA  19103
     (215) 988-2728

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

     NBD Bank, c/o Banc One Investment Advisors Corporation, 1111 Polaris Parkway, P.O. Box 710211, Columbus, OH 43271-0211. Attention: Beverly J. Langley (614) 213-2316 (records relating to NBD Bank's function as former adviser).

     First Chicago NBD Investment Management Company, c/o Banc One Investment Advisors Corporation, 1111 Polaris Parkway, P.O. Box 710211, Columbus, OH 43271-0211. Attention: Beverly J. Langley (614) 213-2316 (records relating to First Chicago NBD Investment Management Company's function as advisor).

     First Chicago NBD Investment Management Company c/o BISYS Fund Services, 3435 Stelzer Road, Columbus, OH 43219, (614) 470-8000 (records related to First Chicago NBD Investment Management Company's Function as co-administrator).

     BISYS Fund Services, 3435 Stelzer Road, Columbus, Ohio 43219, (614) 470-8000 (records relating to its functions as distributor and co-administrator).

     Drinker Biddle & Reath LLP, One Logan Square, 18/th/ and Cherry Streets, Philadelphia, PA 19103-6996, (215) 988-2700 (Registrant's Declaration of Trust, By-Laws and Minute Books).

     PFPC Inc., 4400 Computer Drive, Westborough, Massachusetts 01581-5120,
     (508) 871-9135 (records relating to its function as transfer agent and dividend disbursing agent).

     NBD Bank, c/o Bank One Trust Company, N.A., 1900 Polaris Parkway, Columbus, OH 43240. Attention: Brian Goldman (614) 248-1166 (records relating to NBD Bank's function as custodian).

     Nationwide Investors Services, Inc., Three Nationwide Plaza, Columbus, Ohio 43215, (614) 249-7111 (records relating to its function as transfer agent and dividend disbursing agent).

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8.   Classification of fund (check only one):

     [X]  Management company;

     [_]  Unit investment trust; or

     [_]  Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

     [X]  Open-end       [_]  Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     First Chicago NBD Investment Management Company (Adviser)
     Three First National Plaza
     Chicago, IL 60670

     First Chicago Investment Management Company (Co-adviser)
     Three First National Plaza
     Chicago, IL 60670

     NBD Bank (Co-adviser)
     611 Woodland Avenue
     Detroit, MI 48226

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     BISYS Fund Services
     3435 Stelzer Road
     Columbus, OH 43219-3035

     First of Michigan Corporation (Co-distributor)
     100 Renaissance Center
     26/th/ Floor
     Detroit, MI 48243

     Essex National Securities, Inc. (Co-distributor)
     215 Gateway Road West
     Napa, CA 94558

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13.  If the fund is a unit investment trust ("UIT") provide:

     N/A

     (a)  Depositors' name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [X]  Yes       [_]  No

     If Yes, for each UIT state:

          Name(s): Hartford Life and Annutiy Insurance Company Separate Account Six

          File No.: 811-8860

          Business Address:  200 Hopmeadow Street, Simsbury, CN 06089


          Name(s): Hartford Life and Annutiy Insurance Company ICMG Registered Variable Life Separate Account One

          File No.: 811-7387

          Business Address:  200 Hopmeadow Street, Simsbury, CN 06089

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [X]  Yes       [_]  No

     If Yes, state the date on which the board vote took place:

     January 12, 1999

     If No, explain:

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     (b)  Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

     [_]  Yes       [X]  No

     If Yes, state the date on which the shareholder vote took place:

     If No, explain:

     A shareholder vote was unnecessary. The SEC issued on order permitting the substitution of shares. If an order was not obtained, then Pegasus Venable Funds would have had to approve a merger of each of its portfolios with a One Group Investment Trust portfolio.

II.  DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X]  Yes       [_]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          March 31, 1999

     (b)  Were the distributions made on the basis of net assets?

          [X]  Yes  [_]  No

     (c)  Were the distributions made pro rata based on share ownership?

          [X]  Yes  [_]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

     (e)  Liquidations only:

          Were any distributions to shareholders made in kind?

          [X]  Yes  [_]  No

     If Yes, indicate the percentage of fund shares owned by affiliates or any other affiliation of shareholders:

     As of March 31, 1999, 100% of the shares of Pegasus Variable Funds were owned by Hartford Life and Annuity Insurance Company.

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17.  Closed-end funds only:

     Has the fund issued senior securities?

     [_]  Yes       [_]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed ALL of its assets to the fund's shareholders?

     [X]  Yes       [_]  No

     If No,

     (a) How many shareholders does the fund have as of the date this form is filed?

     (b)  Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [_]  Yes       [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. ASSETS AND LIABILITIES

20.  Does the fund have any assets as of the date this form is filed?

     (See question 18 above)

     [_]  Yes       [X]  No

     If Yes,

     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?


     [_]  Yes       [_]  No

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21.  Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [_]  Yes       [X]  No

     If Yes,

     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION

22.  (a)  List the expenses incurred in connection with the Merger or
     Liquidation:

          (i)    Legal expenses:

                 Legal (Drinker Biddle & Reath)      $ 4,361.87
                 Legal (Ropes & Gray)                $29,327.50

          (ii)   Accounting expenses:

                 None

          (iii)  Other expenses (list and identify separately):

                 None

          (iv)   Total expenses:

                 $33,689.37

     (b)  How were those expenses allocated?

          See answer to (c).

     (c)  Who paid those expenses?

          Pegasus Variable Funds paid the legal expenses incurred by Drinker Biddle & Reath LLP. One Group Investment Trust paid the legal expenses incurred by Ropes & Gray.

     (d)  How did the fund pay for unamortized expenses (if any)?

          Not applicable.

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23.  Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [_]  Yes       [X]  No

     If Yes, cite the release number of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   CONCLUSION OF FUND BUSINESS

24.  Is the fund a party to any litigation or administrative proceeding?

     [_]  Yes       [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [_]  Yes       [X]  No

     If Yes, describe the nature and extent of those activities:

VI.  MERGERS ONLY

26.  (a)  State the name of the fund surviving the Merger:

                    Not applicable

     (b)  State the Investment Company Act file number of the fund surviving the
     Merger:

                    Not applicable

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                    Not applicable

     (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

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                                  VERIFICATION

          The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940, as amended, on behalf of the Pegasus Variable Funds, (ii) he is the Secretary of Pegasus Variable Funds, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.



Date:  June 8, 2000                   /s/ W. Bruce McConnel, III
                                      --------------------------
                                      W. Bruce McConnel, III
                                      Secretary

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                                PROPOSED NOTICE

                 PEGASUS VARIABLE FUNDS; NOTICE OF APPLICATION
                         INVESTMENT COMPANY ACT OF 1940

                 RELEASE NO. IC-____________; FILE NO. 811-____

                         DATE:  _________________, 2000

TEXT:
AGENCY:   Securities and Exchange Commission ("SEC")

ACTION:   Notice of application for deregistration under the Investment Company
Act of 1940, as amended (the "1940 Act").

APPLICANT:  Pegasus Variable Funds ("Applicant" or "Pegasus Variable").

RELEVANT 1940 ACT SECTION:  Order requested under Section 8(f).

SUMMARY OF APPLICATION: Applicants request an order declaring that it has ceased to be an investment company under the 1940 Act.

FILING DATE:  The application was filed on _______________, 2000.

HEARING OR NOTIFICATION OF HEARING: An order granting the application will be issued unless the SEC orders a hearing. Interested persons may request a hearing by writing to the SEC's Secretary and serving Applicant with a copy of the request, personally or by mail. Requests for a hearing should be received by the SEC by 5:30 p.m. on ______________, 2000, and should be accompanied by proof of service on Applicant, in the form of an affidavit or, for lawyers, a certificate of service. Requests for a hearing should state the nature of the writer's interest, the reason for the request, and the issues contested.
Persons may request notification of a hearing by writing to the SEC's Secretary.

ADDRESSES: Secretary, Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. Applicant, c/o W. Bruce McConnel, III, Esq., Drinker Biddle & Reath LLP, One Logan Square, 18/th/ & Cherry Streets, Philadelphia, Pennsylvania 19103-6996.

FOR FURTHER INFORMATION CONTACT: __________________, Staff Attorney at (202) 942-_____, or _________________, Branch Chief, at (202) 942-_____, (Division of
Investment Management, Office of Investment Company Regulation).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained for a fee at the SEC'S Public Reference Branch.

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APPLICANTS' REPRESENTATIONS:

1. Applicant is an open-end management investment company organized as a Delaware business trust. Applicant registered under Section 8(a) of the 1940 Act on November 10, 1994 and filed a Registration Statement on Form N-1A on November 10, 1994 pursuant to Section 8(b) of the 1940 Act.

2. At meetings of the Board of Trustees of the Applicant held on August 12-13, September 27-28, October 30, November 5, November 19, November 23 and December 16, 1998 and January 12, 1999, the Board authorized on behalf of the Applicant the execution and filing with the SEC of an application pursuant to Sections 26(b), 17(a) and 17(b) of the 1940 Act, by Hartford Life and Annuity Insurance Company ("Hartford") to permit Hartford to carry out certain substitutions of securities by redeeming "in kind" shares issued by Pegasus Variable (the "Substitution Application").

3. Under the Substitution Application, Hartford proposed to substitute shares of the One Group Investment Trust Bond Portfolio for shares of the Pegasus Variable Bond Fund, shares of the One Group Investment Trust Diversified Equity Portfolio for shares of the Pegasus Variable Growth and Value Fund, shares of the One Group Investment Trust Diversified Mid Cap Portfolio for shares of the Pegasus Variable Mid Cap Opportunity Fund, shares of the One Group Investment Trust Large Cap Growth Portfolio for shares of the Pegasus Variable Growth Fund and shares of the One Group Investment Trust Mid Cap Value Portfolio for shares of the Pegasus Variable Intrinsic Value Fund. Hartford proposed to carry out the substitutions by redeeming the shares issued by the Applicants in kind and using the redemption proceeds to purchase the shares issued by One Group Investment Trust.

4. With respect to the substitution of shares of One Group Investment Trust Bond Portfolio for shares of Pegasus Variable Bond Fund, shares of the One Group Investment Trust Diversified Mid Cap Portfolio for shares of Pegasus Variable Mid Cap Opportunity Fund, shares of One Group Investment Trust Diversified Equity Portfolio for shares of Pegasus Variable Growth and Value Fund, and shares of One Group Investment Trust Mid Cap Value Portfolio for shares of the Pegasus Variable Instrinsic Value Fund, One Group Investment Trust created new investment portfolios including the Bond Portfolio, Diversified Mid Cap Portfolio, Diversified Equity Portfolio and Mid Cap Value Portfolio. These replacement funds have an investment objective that is virtually or substantially similar to that of its Pegasus Variable counterpart and the funds pursue such objectives using similar investment policies. As a result, the effect of these four substitutions was to transfer the Applicant's Funds in tact to the One Group Investment Trust.

5. With respect to the substitution of shares of One Group Investment Trust Large Cap Growth Portfolio for shares of Pegasus Variable Growth Fund, the One Group Investment Trust Large Cap Growth Portfolio had substantially the same investment objective as the Pegasus Variable Growth Fund. The effect of the substitution was to leave the One Group Investment Trust Large Cap Growth Portfolio in tact and to transfer the Pegasus Variable Growth Fund securities into the existing fund.

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6.   The original Substitution Application was filed by Hartford with the SEC on
     November 10, 1998 pursuant to Section 26(b) of the 1940 Act and Section 17(b) of the 1940 Act. An Amended and Restated Substitution Application pursuant to the same Sections was filed by Hartford on February 12, 1999.

7. Hartford received an order from the SEC on March 17, 1999 pursuant to Sections 17(a) and 26(b) of the 1940 Act, approving the proposed substitutions by Hartford and exempting the redemption of shares of each Pegasus Variable Fund in kind and using those proceeds to purchase shares of the corresponding One Group Investment Trust portfolio.

8. On March 31, 1999 pursuant to the Substitution Application, the shares of One Group Investment Trust's portfolios were substituted for the respective shares of Applicant's Funds. The substitutions were effected at the respective net asset values and conformed substantially with the conditions enumerated in Rule 17a-7.

9. Expenses incurred in connection with the Substitutions were paid for by Hartford. However, the Applicant and One Group Investment Trust were responsible for their own legal expenses in connection with the Substitution Application.

10. Applicant has retained no assets. Applicant has no outstanding debts or liabilities. Applicant is not currently a party to any litigation or administrative proceeding. As of the date of this filing, Applicant has no security holders. Applicant is not now engaged, nor does it propose to engage, in any business activities other than those necessary for the winding up of its affairs. Applicant has no security holders to whom distributions in complete liquidation has not been made. Applicant intends to file the necessary documentation with the State of Delaware to effect its dissolution as a Delaware business trust.

     For the SEC, by the Division of Investment Management, pursuant to delegated authority.




                                        _____________________________________
                                        Jonathan G. Katz
                                        Secretary

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